Exhibit 99.3

Arcturus Therapeutics Provides Corporate Update and Reports Third Quarter 2018 Financial Results

San Diego, Calif, November 7, 2018 (GLOBE NEWSWIRE) – Arcturus Therapeutics Ltd. (NASDAQ: ARCT), a leading RNA medicines company focused on the development and commercialization of therapeutics towards rare, infectious, fibrotic, and respiratory diseases with significant unmet medical need, today reported its financial results for the quarter and nine months ended September 30, 2018, and provided a corporate update.

“Arcturus is progressing across both partnered and internal programs,” said Joseph Payne, President & CEO of Arcturus Therapeutics.  “Our most advanced program is LUNAR-OTC, an mRNA therapy for the orphan disease ornithine transcarbamylase (OTC) deficiency. Our goal is to file an IND in the second half of 2019.”

Recent Highlights

•	Dr. Pad Chivukula, COO & CSO of Arcturus Therapuetics, will be presenting updated data for the LUNAR-OTC program at the upcoming mRNA Health conference in Boston on Nov 13th.
•	Presented preclinical data at the North American Cystic Fibrosis Conference (NACFC) in October:
•	LUNAR® formulations of mRNA can target the epithelial airways in a cell specific manner.
•	Obtained first evidence that LUNAR® formulations can target ciliated bronchial epithelial cells, which is the cell population deficient of the CFTR gene in Cystic Fibrosis.

Financial Results for the Quarter and Nine Months Ended September 30, 2018

For the third quarter ended September 30, 2018, Arcturus reported a net loss of approximately $4.3 million, or ($0.42) per basic and diluted share, compared with a net loss for the third quarter of 2017 of $3.2 million, or ($1.51) per basic and diluted share. For the nine months ended September 30, 2018, net loss was approximately $20.8 million, or ($2.07) per basic and diluted share, compared with a net loss for the nine months ended 2017 of $5.6 million, or ($2.74) per basic and diluted share.   The loss for the nine months ended September 30, 2018 includes litigation and related costs of d $7.3 million arising from the previously disclosed dispute with certain former board members. The dispute was settled in May of 2018 and no other charges were incurred during the three months ended September 30, 2018.

•

Cash, cash equivalents, and investments totaled $32.8 million as of September 30, 2018.  Subsequently, in October 2018, the Company entered into a Loan and Security Agreement with Western Alliance Bank in the amount of $10 million.  Based on current projections, the Company’s current cash position is expected to be sufficient to support operations through first half of 2020.

•	Revenues in conjunction with strategic alliances and collaborations The Company enters into research and development arrangements with pharmaceutical and biotechnology partners. For the third quarter of 2018, Arcturus reported revenue of $3.4 million, compared with $3.3 million during third quarter of 2017.  For the nine months ended September 30, 2018, Arcturus reported revenue of $8.2 million, compared with revenue of $11.0 million during the nine months ended September 30, 2017.

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Operating expenses Total operating expenses for the third quarter of the 2018 were $7.8 million compared with $6.4 million for the same period of 2017, including share-based compensation of $0.6 million and $1.8 million, respectively.  Total operating expenses for the nine months ended September 30, 2018 were $29.3 million compared with $16.5 million for the same period in 2017, including share-based compensation of $0.8 million and $1.9 million, respectively.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, California, Arcturus Therapeutics Ltd. (NASDAQ: ARCT)is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (140 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and the Cystic Fibrosis Foundation. For more information, visit www.Arcturusrx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements.  Examples of such statements include, but are not limited to, statements relating to the potential filing of an IND for LUNAR-OTC and LUNAR® formulations of mRNA.  Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on such forward-looking statements. Actual results and performance could differ materially from those projected in any forward-looking statements as a result of many factors, including without limitation, an inability to develop and market product candidates.  Such statements are based on management’s current expectations and involve risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact

Neda Safarzadeh
Arcturus Therapeutics
(858) 900-2682
IR@ArcturusRx.com

Arcturus Investor Contacts

Michael Wood

LifeSci Advisors LLC

(646) 597-6983

mwood@lifesciadvisors.com

ARCTURUS THERAPEUTICS Ltd. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(U.S. dollars in thousands)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash, cash equivalents, and investments	$32,830	$48,739
Accounts receivable	1,123	480
Prepaid expenses and other current assets	448	1,649
Total current assets	34,401	50,868

Equity method investment	543	-
Other assets	2,171	1,156
Total assets	$37,115	$52,024
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$2,905	$1,790
Other current liabilities	10,695	9,250
Total current liabilities	13,600	11,040

Long term liabilities	9,364	7,190
Total liabilities	22,964	18,230

Shareholders' equity
Total shareholders' equity	14,151	33,794
Total liabilities and shareholders' equity	$37,115	$52,024

ARCTURUS THERAPEUTICS Ltd. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30
	2018	2017	2018	2017
Revenue in conjunction with strategic alliances and collaborations	$3,423	$3,296	$8,176	$10,978
Operating expenses:
Research and development, net	3,969	3,563	12,135	11,565
General and administrative	3,810	2,846	17,141	4,938
Total operating expenses	7,779	6,409	29,276	16,503
Loss from operations	(4,356)	(3,113)	(21,100)	(5,525)
Loss related to equity method investment	(47)	-	(47)	-
Finance (expense) income, net	150	(64)	373	(97)
Net loss	$(4,253)	$(3,177)	$(20,774)	$(5,622)
Net loss per share, basic and diluted	$(0.42)	$(1.51)	$(2.07)	$(2.74)
Weighted average shares outstanding-basic and diluted	10,092,891	2,099,318	10,059,496	2,054,421

ARCTURUS THERAPEUTICS Ltd. AND ITS SUBSIDIARIES

SELECTED FINANCIAL DATA

	For the quarter ended
(in thousands, except per share and share data)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

	(Unaudited)
Revenue in conjunction with strategic alliances and collaborations	$ 3,423	$2,386	$2,367	$2,020	$3,296	$3,761	$3,921
Research & development expenses, net	3,969	4,225	3,941	4,353	3,563	3,769	4,233
General and administrative expenses	3,810	8,233	5,098	2,634	2,846	1,058	1,034
Net loss from operations	(4,356)	(10,072)	(6,672)	(4,967)	(3,113)	(1,066)	(1,346)
Net loss	(4,253)	(9,950)	(6,571)	(5,280)	(3,177)	(1,099)	(1,346)
Net loss per share, basic and diluted	$ (0.42)	$(0.99)	$(0.66)	$(0.86)	$(1.51)	$(0.54)	$(0.66)
Weighted average shares outstanding, basic and diluted	10,092,891	10,057,048	10,027,834	6,151,580	2,099,318	2,031,599	2,031,599

		As of
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

	(Unaudited)
Working capital	$ 20,801	$23,429	$37,383	$39,828	$5,144	$6,432	$1,706
Total assets	$ 37,115	$44,322	$52,483	$52,024	$12,221	$13,354	$9,678
Shareholders' equity (deficit)	$ 14,151	$17,795	$27,543	$33,794	$(1,999)	$(826)	$253